EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES

COMBINED WITH 50% OWNED UNCONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in Millions)

Income before cumulative effect of change in accounting principle	$51	$58	$15	$26	$31
Add:
Interest expense	136	130	179	149	141
Portion of rentals representative of the interest factor	12	12	11	11	11
Income tax expense (benefit) and other taxes on income	3	25	(24)	(7)	(7)
Minority interest	6	2	4	6	4
Amortization of interest capitalized	3	2	1	1	1
Undistributed (earnings) losses of affiliated companies in which in less than a 50% voting interest is owned	(3)	(1)	—	2	2

Earnings as defined	$208	$228	$186	$188	$183

Interest expense	$136	$130	$179	$149	$141
Interest capitalized	6	3	2	4	4
Portion of rentals representative of the interest factor	12	12	11	11	11

Fixed charges as defined	$154	$145	$192	$164	$156

Ratio of earnings to fixed charges	1.35	1.57	0.97	1.15	1.17

NOTE:	Earnings were inadequate to cover fixed charges by $6 million for the year ended December 31, 2004.